Exhibit 17.1
Text of e-mail message sent to the St. Joe Board by Bruce Berkowitz and Charles Fernandez on February 14, 2011:
Directors of St. Joe:
The two of us have discussed the situation at St. Joe and its nominating and governance process. We will not stand for reelection except as part of a Board where a majority of the directors are committed to shareholder value, pay for performance, and effective corporate governance.
After working with the current Board over these past weeks, we have concluded that the current Board is not in a position to propose such a slate of directors.
Accordingly, we withdraw our names from consideration by the Nominating and Governance Committee for election at the Annual General Meeting, and we resign from the Board of St. Joe effective immediately.
Bruce & Charlie